UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

This report on Form 6-K is incorporated by reference in the Annual Report on Form 20-F of CorpBanca (No. 00-32305)

In connection with the capital increase and the preferential offering described in CorpBanca’s Current Reports on Form 6-K filed on April 12, 2012 and May 11, 2012, respectively, on May 22, 2012, the shareholders of CorpBanca have subscribed and paid for 15,633,600,000 common shares in the amount of Ch$97,712,000,000 (approximately US$200,000,000), of which US$100,000,000 corresponds to Santo Domingo Group and US$100,000,000 corresponds to companies related to Corp Group Interhold Limitada (“Corp Group”) as the controlling shareholder of CorpBanca.

On May 22, 2012, Corp Group informed CorpBanca that it will subscribe for and acquire an additional amount of common shares in the amount of US$148,000,000 by early June 2012.

As a result, CorpBanca will be in compliance with the requirements established by the Superintendency of Banks in Chile (Superintendencia de Bancos e Instituciones Financieras) (“SBIF”) on March 30, 2012, in connection with the acquisition of Banco Santander Colombia S.A. (“Banco Santander Colombia”), its subsidiary Santander Investment Valores Colombia S.A. and its affiliate Santander Investment Trust Colombia S.A.

Specifically, CorpBanca will have increased its capital in the amount of US$200,000,000. The capital increase will result in a capital adequacy ratio above 10%. In addition, Corpbanca entered into a supervision agreement with the SBIF and the Colombian Superintendency of Finance (Superintendencia Financiera Colombiana) in May 2012. For further details about these requirements see CorpBanca’s Current Report on Form 6-K filed on April 3, 2012.

On May 22, 2012, Corp Group also informed CorpBanca that according to Colombian regulations, CorpBanca is not permitted to acquire more than 95% of the total shares of Banco Santander Colombia. As a consequence, Corp Group will acquire shares of Banco Santander Colombia in the amount of US$52,000,000, representing 4.38% of Banco Santander Colombia’s outstanding shares, by June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: May 23, 2012